UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

STEEL DYNAMICS, INC.

(Exact name of registrant as specified in its charter)

Indiana	0-21719
(State or other jurisdiction	(Commission File Number)
of incorporation)

7575 West Jefferson Blvd, Fort Wayne, Indiana 46804

(Address of principal executive offices) (Zip Code)

Theresa E. Wagler          260-969-3500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Steel Dynamics, Inc. (the “company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), for the reporting period January 1, 2023 to December 31, 2023. Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are defined as cassiterite, columbite-tantalite, and wolframite and their derivatives which are limited to tin, tantalum and tungsten, and gold (the “Conflict Minerals”). The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

1.	Determination Disclosure, Company and Products Overview

Steel Dynamics, Inc. is one of the largest domestic steel producers and metals recyclers in the United States, based on estimated steelmaking and steel coating capacity of approximately 16 million tons and actual metals recycling volumes, with one of the most diversified product and end market portfolios in the domestic steel industry, combined with meaningful downstream steel fabrication operations. Our primary sources of revenue are currently from the manufacture and sale of steel products, the processing and sale of recycled ferrous and nonferrous metals, and the fabrication and sale of steel joists and deck products.

Our internal and supply chain assessment yielded no Conflict Minerals contained on and/or within, and necessary to, the functionality of products we manufacture and sell. Our metals recycling operations acquire and process post-industrial and post-consumer scrap or recycled metals that on occasion may contain any of the Conflict Minerals.

2.	Reasonable Country of Origin Inquiry Results

Due to the fact that our internal and supply chain assessment yielded no Conflict Minerals contained on and/or within, and necessary to, the functionality of products we manufacture and sell, the company was not required by the Rule to conduct a good faith reasonable country of origin inquiry regarding identified Conflict Minerals. Conflict Minerals acquired and processed by our metals recycling operations are all from recycled or scrap sources, and thus, as defined in Rule 13p-1, are considered Conflict Free.

3.	Reasonable Country of Origin Inquiry Process

Although not required by the Rule, the company voluntarily conducted a reasonable country of origin inquiry for calendar year 2023, which was completed in conjunction with internal assessment teams at each of our subsidiaries and/or divisions. These internal assessment teams consisted of persons in a position to know and understand the material inputs and processes utilized in the manufacture of our products, including the location’s General Manager (or their equivalent), and as appropriate, personnel in purchasing, metallurgy, quality control, engineering, and other areas. The internal assessment teams identified the raw materials that are introduced and/or contained in, or on, our manufactured products that are necessary to the functionality or production of said products, and assessed if they may contain Conflict Minerals. We identified the vendors of any such raw materials and requested vendor certifications, in the form of the Conflict Minerals Reporting Template (CMRT) developed by the Conflict Free Sourcing Initiative (CFSI), an initiative of the Electronic Industry Citizens Coalition (EICC) and Global e-Sustainability Initiative (GeSI), concerning the absence or possible presence of Conflict Minerals in the products they supplied to us. If any Conflict Minerals were noted (of which none were), vendors were requested to indicate whether such Conflict Minerals originated from a Covered Country, or from a recycler or scrap supplier. All vendor certifications were thoroughly analyzed, including the absence or existence of Conflict Minerals, and if present (of which none were), country of origin information, smelter information, and whether it came from recycled or scrap sources. This subsidiary and/or division level information was accumulated and summarized to determine whether further due diligence procedures were necessary, and to determine the applicable Form SD reporting requirements. No further due diligence procedures were required.

4.	Website

This information is publicly available at the company’s website: www.steeldynamics.com under Investors—SEC Filings. The information on, or accessible through, the company’s website is not incorporated by reference into this Form SD and does not constitute a part of this Form SD.

Item 1.02 Exhibit

None

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable

Section 3 – Exhibits

Item 3.01 Exhibits

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

STEEL DYNAMICS, INC.

/s/ Theresa E. Wagler
Date: May 29, 2024	By:	Theresa E. Wagler
	Title:	Executive Vice President and Chief Financial Officer